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                                                                  Exhibit (a)(3)

                  RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
                          5 CAMBRIDGE CENTER, 9TH FLOOR
                         CAMBRIDGE, MASSACHUSETTS 02142


                                  March 6, 2001

Dear Limited Partner:

         There are currently two competing offers to acquire your units of limited partnership interest in Resources Accrued Mortgage Investors 2, L.P. (the "Partnership"). One offer is being made by Bighorn Associates LLC ("Bighorn"), an affiliate of the general partners of the Partnership, and the other offer is being made by Western Real Estate Investments, LLC ("Western"), an affiliate of Ben Farahi, a limited partner in the Partnership and the owner of the property adjacent to the property securing the Partnership's loan receivable.

         As required by the rules of the Securities and Exchange Commission, we are required to make a recommendation as to whether to accept or reject the offer, or as to whether we are remaining neutral with respect to such offers. In this regard, as we previously and consistently have stated:

          o Bighorn is our affiliate and, as such, we have a conflict of interest and therefore make no recommendation with respect to Bighorn's offer.

          o With respect to the Western offer, we previously recommended against accepting their offer as we believe the price being offered is below the value of the units.

          o The decision to tender is that of each individual limited partner. You are not required to sell your units. Accordingly, we recommend that limited partners consult with their financial and tax advisors and, if a limited partner desires to tender, to tender for the highest price being offered. AT PRESENT, BIGHORN'S OFFER PRICE IS $127 PER UNIT AND WESTERN'S OFFER PRICE IS $122 PER UNIT.

         In addition to the foregoing, we feel it is necessary to respond to certain inaccuracies in Western's letter dated March 2, 2001.

          o First, Western alleges that the recommendation against tendering to Western is for the purpose of "protecting the interest of their affiliate entity-Bighorn." This is incorrect. As indicated above, your decision is not whether to sell to Western or Bighorn, but whether you wish to sell your units currently. A tender offer provides liquidity to those limited partners who presently desire liquidity while enabling those limited partners who desire to retain their interest in the Partnership the ability to do so. As previously stated, the general partners of the Partnership believe that if the assets of the Partnership were liquidated, limited


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               partners would ultimately realize an amount in excess of
               Western's current tender price.

          o Second, Western states that they desire to acquire the Partnership's loan asset for $15,000,000. Further they state that as property owners in Reno, Nevada they are familiar with the Reno real estate market and that the price is fair. We disagree. Western's desire to acquire the loan asset and, ultimately, the property, is directly in conflict with its desire to offer a fair price for the loan asset. Western has repeatedly made attempts to acquire the loan asset, first for $12,500,000 and then for $15,000,000. Was the $12,500,000 price fair as well? In connection with the recent modification of the loan, the Partnership now has significantly more input over the operation of the shopping center. In light of these enhanced rights, the Partnership believes that if the shopping center can be leased-up and renovated, the value of the shopping center may be significantly enhanced resulting in a loan value well in excess of the current carrying value.

          o Third, Western questions why the Partnership did not exercise its right to require the Borrower to have an appraisal performed on the property underlying the Reno loan. By its offers of $12,500,000 and then $15,000,000 and its assertion that such offer is a fair price, Western is indicating that the value of the property is approximately $15,000,000. Accordingly, the request of such appraisal would have generated no benefit to the Partnership and would have alienated the Partnership's relationship with the borrower thereby jeopardizing the ultimate restructuring which was negotiated and which provides many benefits to the Partnership.

         FINALLY, AS STATE ABOVE, YOUR ONLY DECISION IS WHETHER YOU DESIRE TO LIQUIDATE YOUR INVESTMENT IN THE PARTNERSHIP AND, IF YOU SO DESIRE, IT IS THE PARTNERSHIP'S RECOMMENDATION THAT YOU DO SO FOR THE HIGHEST PRICE.

     If you have any questions or would like further information, please contact us at (617) 234-3000.

                                    Sincerely,

                                    RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.